UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Notice of Relevant Information — Acquisition of the capital stock of Micro Lending S.A.

Buenos Aires, May 2, 2018

Messrs.

Securities and Exchange Commission

Present

RE: NOTICE OF RELEVANT INFORMATION – Acquisition of the capital stock of Micro Lending S.A.

To whom it may concern,

Complementing our notice of April 6, 2018, it is reported that on the date hereof, upon the compliance of the conditions precedent contained in the offer, Grupo Supervielle S.A. formalized the acquisition of 100% of the capital stock of Micro Lending S.A. (“MILA”).

The transaction comprises all of MILA’s shares, i.e. 4,000,000 common, nominative, non-endorsable shares, with a face value of AR$ 1 each and entitled to one vote per share.

Without further ado, I greet you sincerely.

_______________________

Alejandra Naughton

Head of Markets Relations

Grupo Supervielle S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 2, 2018	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer